					Exhibit 12.1
WPS Resources Corporation Ratio of Earnings to Fixed Charges

(Millions)	2004	2003	2002	2001	2000
EARNINGS
Income available to common shareholders	$139.7	$94.7	$109.4	$77.6	$67.0
Discontinued operations	13.4	16.0	6.0	6.9	5.5
Cumulative effect of change in accounting principles	-	(3.2)	-	-	-
Federal and state income taxes	30.0	33.7	28.7	9.2	9.7

Pretax earnings from continuing operations	183.1	141.2	144.1	93.7	82.2

Loss (income) from less than 50% equity investees	(3.6)	4.2	4.1	(6.5)	-
Distributed earnings of less than 50% equity investees	11.7	7.5	7.0	3.5	-

Fixed charges	61.5	63.2	63.5	62.1	58.9

Subtract:
Preferred dividend requirement	4.7	4.9	4.8	4.6	4.6
Minority interest	3.4	5.6	-	-	-
Total earnings as defined	$244.6	$205.6	$213.9	$148.2	$136.5

FIXED CHARGES
Interest on long-term debt, including related amortization	$48.9	$47.6	$43.3	$39.5	$37.0
Other interest	6.0	5.5	10.2	12.2	11.9
Distributions - preferred securities of subsidiary trust	-	3.5	3.5	3.5	3.5
Interest factor applicable to rentals	1.9	1.7	1.7	2.3	1.9
Preferred dividends (grossed up) (see below)	4.7	4.9	4.8	4.6	4.6

Total fixed charges	$61.5	$63.2	$63.5	$62.1	$58.9

Ratio of earnings to fixed charges	4.0	3.3	3.4	2.4	2.3

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	33.7%	36.5%	35.8%	32.5%	32.0%

Preferred dividends (grossed up)	$4.7	$4.9	$4.8	$4.6	$4.6

* The tax rate has been adjusted to exclude the impact of tax credits.